UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 24, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

24 April 2024

Barclays PLC

Disposal of Italian mortgage portfolio

Barclays PLC ("Barclays") today announces a transaction under which Barclays Bank Ireland PLC ("Barclays Europe") intends to dispose of its performing Italian mortgage portfolio (the "Portfolio"). The transaction is expected to be financed via a securitisation. Funds and accounts managed by GoldenTree Asset Management LP ("GoldenTree") have entered into a commitment letter under which they will purchase certain notes to be issued by a newly incorporated entity, Miltonia Mortgage Finance S.r.l. ("Miltonia"), to which the Portfolio is expected to be transferred. Upon completion, the Barclays group will hold the most senior class of notes to be issued by Miltonia in addition to the percentage of notes it is required to retain to comply with its regulatory risk retention obligations.

The transaction values the Portfolio at approximately €3.3 billion: as a result of the proposed securitisation, Barclays will receive cash proceeds of approximately €400 million, including a small deferred consideration element paid from cashflow generated from the Portfolio, in addition to the most senior class of notes referred to above. The consideration will be used for general corporate purposes. Subject to satisfaction of certain conditions and finalisation of the transaction documentation, settlement of the consideration and completion of the sale is expected to occur during Q2 2024.

Upon completion, the Portfolio will continue to be serviced by Barclays Europe for a transitional period. At the end of this period, it is intended that servicing of the Portfolio will be transferred to a third-party long-term servicer.

The gross asset value of the Portfolio is expected to be approximately €3.5 billion at completion, and the Portfolio generated a pre-tax loss of €(20) million in the year to 31 December 2023.

As previously disclosed during the Barclays investor update in February 2024, the transaction is in line with Barclays' ambition to simplify Barclays and support its focus on growing its key businesses. The transaction is not expected to impact the planned financial distributions of Barclays.

The transaction is expected to generate a pre-tax loss of approximately €(260) million1 for the year to 31 December 2024, and release approximately €0.9 billion of risk-weighted assets at completion. The Portfolio represents the majority of Barclays' overall Italian retail mortgage book and the transaction is expected to be broadly neutral to Barclays' CET1 ratio2.

Barclays will provide a further update in due course, as appropriate.

In addition, Barclays is in discussion with certain third parties in respect of the potential disposal of the remaining non-performing and Swiss-Franc linked Italian retail mortgage portfolios. Should such transactions occur, they are together expected to generate a small pre-tax loss on completion, but also be broadly neutral to Barclays' CET1 ratio2.

Notes:

1.     The incremental pre-tax loss of approximately €(260) million includes directly attributable costs expected to be incurred and other accounting impacts to be crystallised by the transaction.

2.     Based on Barclays' CET1 ratio as at 31 December 2023.

- Ends -

For further information, please contact:

Investor Relations                                Media Relations
Marina Shchukina                                Tom Sullivan

+44 (0) 7385 142 673                         +44 (0) 7796706678

About Barclays

Our vision is to be the UK-centred leader in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

Forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements are based on the current beliefs and expectations of Barclays' directors, officers and employees and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact the Barclays Group's future financial condition and performance are identified in the Barclays PLC's filings with the US Securities and Exchange Commission ("SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the fiscal year ended 31 December 2023, which is available on the SEC's website at www.sec.gov). Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, Barclays undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.